

July 14, 2014

<u>Via E-mail</u>
Ziv Aviram
Chief Executive Officer
Mobileye N.V.
Har Hotzvim, 13 Hartom St.
P.O. Box 45157
Jerusalem 97775, Israel

> **Re:**   **Mobileye N.V.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed July 9, 2014**
> **File No. 333-196898**

Dear Mr. Aviram:

   We have reviewed your amended registration statement and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments are to those issued in our letter dated July 1, 2014.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Business</u>

<u>Our Customers</u>

<u>OEMs, page 84</u>

1.   We note your response to prior comment 6. Based upon our discussion with counsel on July 14, 2014, we understand that you now intend to file as exhibits the documents relating to your largest production program contracts. To the extent that you determine not to file these documents, please provide us with further support of your assertion that you are not required to do so.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 8 Equity, page F-20

2.   We note your response to prior comment 8 and it is unclear to us how you determined the
        $4.5 million in expense recorded in 2013. In this regard, we note that the total expense
        related to these options is $10.8 million and the options vest over a four year period.
        Please provide us with your calculation supporting the $4.5 million in expense recorded
        in 2013.

        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Christine Davis,
Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the
financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at
(202) 551-3483 or me at (202) 551-3735 with any other questions.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs

                                                Barbara C. Jacobs
                                                Assistant Director

cc: Via E-mail
        James R. Tanenbaum
        Morrison & Foerster LLP